FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Highlights

Third Quarter 2009

 •         In the third quarter, lines in service decreased by 69 thousand mainly due to competition from cellular telephony, a global trend, and to the economic situation, which has affected our customers’ payment capacity. The decrease in lines compares favorably with previous quarters. Including cellular telephony services and of other fixed operators, TELMEX now has 17.2% of total lines in service and 83.0% of fixed lines, similar to the average of 85.3%* for the 35 countries identified as having  high levels of telecommunications competition.

•         In broadband services, continuing the trends of the last 5 years, we have maintained growth in the number of customers and increased market share. These positive developments reflect our substantial investments and the quality of our services, which include the same speed throughout the day and progressively increasing speed to customers by passing along the benefits of our world-class technological platform. This has been achieved in spite of the fact that Mexico is the only country belonging to the OECD and one of the few in the world that do not have technological convergence, which has generated a lag in investments and in the development of the sector. Convergence, in the countries where it exists, is a proven contributor to broadband growth and to increasing the market penetration of Information Technology tools and applications that benefit the population, competitiveness and economic development.

•         The commercial agreement with Dish Mexico has allowed significant growth of Pay TV services in the country because the offering has attracted many customers who previously did not have this service. As a result, older established Pay TV monopolies have had to reduce their prices, benefiting consumers in the market segments that Dish Mexico serves.

•         Broadband: Broadband services in the country have grown substantially from 428 thousand in December 2003 to approximately 9.2 million in September 2009, including cellular telephony services. That increase results in an annual average growth rate of 70.5%, making Mexico one of the countries with the highest broadband growth rates in the world. Broadband growth has been driven by installment sales of more than 2.3 million computers since 1999. The lack of computers in Mexican homes is the main limitation for higher broadband growth. In order to increase computer penetration, in July we launched a laptop offering of well recognized brands, with payments starting at 100 pesos per month (VAT included), installments up to 48 months, and a down payment depending on the customer’s PC choice.

•          The October 3, 2006, “Acuerdo de Convergencia” (Convergence Agreement), which was issued by the Federal Government through the Secretaría de Comunicaciones y Transportes (Communications and Transportation Ministry), established the basis for the convergence of telecommunications networks more than 3 years ago. TELMEX has met its requirements to provide interconnection, network interoperability and number portability. Nevertheless, to date, the authorities have not issued the corresponding resolutions.

•         All of our Infinitum customers have free access in Mexico to the Prodigy Móvil network (wireless Internet access) in public sites, which include airports, restaurants, hospitals, public parks, education centers and shopping malls, among others, and through several commercial agreements, our customers have Internet access at more than 120 thousand sites worldwide along with the most advanced telecommunications network in the country.

•         TELMEX continues to deploy its “Programa de Educación y Cultura Digital” (Education and Digital Culture Program), which provides educational workshops and information technology tools to children, teenagers, parents and teachers nationwide. TELMEX equips digital libraries, TELMEX homes and computer halls and provides digital scholarships. These initiatives benefit more than 1.5 million people.

•         In the third quarter, total revenues were 29.5 billion pesos, 5.0% lower than the same period of the previous year. These results reflected increases of 18.0% in Internet access revenues and 13.4% in corporate networks and decreases of 7.5%, 15.2% and 12.8% in local, long distance and interconnection revenues, respectively.

•         From July to September 2009, EBITDA (1) totaled 13.0 billion pesos, producing a margin of 43.9%. Operating income totaled 8.5 billion pesos, with a margin of 28.7%.

 •         Net income in the quarter totaled 4.8 billion pesos, 11.9% lower than the third quarter of last year. For the third quarter, earnings per share were 26 Mexican cents, 10.3% lower than the same period of last year, and earnings per ADR (2) were 39 US cents, a decrease of 30.4% compared with the third quarter of 2008.

 •         TELMEX’s total debt at September 30, 2009, was the equivalent of 7.063 billion dollars. Total net debt (3) was equivalent to 6.484 billion dollars, 1.122 billion dollars less than September 30, 2008.

 •         In the third quarter, capital expenditures (Capex) were the equivalent of 147 million dollars and for the nine months, Capex was the equivalent of 537 million dollars. From July to September, the company used 1.355 billion pesos to repurchase 119 million 416 thousand of its own shares.

 * Bank of America / Merrill Lynch, Global Wireline Matrix 2009, page 31.

 (1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

 Operating Results

 The October 3, 2006, “Acuerdo de Convergencia” (Convergence Agreement) established the basis for the convergence of telecommunications networks more than 3 years ago. The requirements stated in the Agreement in order for TELMEX to be able to provide Pay TV services include:

1.      Interconnection and Interoperability. All requests from operators to be connected with the TELMEX network have been met.  Today, we have 91 agreements with fixed local, long distance, local mobile operators and cable TV companies.

2.      Portability. Began July 5, 2008, which can be verified in COFETEL’s documents

3.      Fulfilling Title of Concession obligations. TELMEX has complied with its Title of Concession obligations.

In all of the above, TELMEX has complied with all the requirements and is waiting for the corresponding resolutions.

Lines in service and local traffic

At the end of the third quarter, the number of lines in service was 17 million 346 thousand, 69 thousand lower than the second quarter of 2009. The number of disconnections is occurring mainly as a result of competition from fixed, mobile and pay TV companies and also because our packages enable some of our customers to cancel additional lines.

 Of our lines in service, approximately 10.3 million are in areas that interest competitors and where they also have presence. However, 7.0 million lines are in areas that hold no interest to competitors. In the nine months, these lines generated revenues of approximately 13.921 billion pesos and an operating loss of 2.739 billion pesos.

 During the third quarter, local traffic decreased 6.4% compared with the same period of 2008, totaling 5.333 billion local calls. Local traffic volume continues to be affected mainly by the increase in penetration of cellular telephony, which is changing customers’ consumption habits, by the reduction in the number of lines in service and by competition from local and pay TV operators.

 Long distance

In the third quarter, domestic long distance (DLD) traffic increased 1.8% compared with last year’s third quarter, totaling 5.033 billion minutes, due to growth of multi-service package offerings that include DLD minutes and to the increase in termination traffic from other long distance operators, partially offset by the decrease in termination traffic with cellular telephony operators.

 From July to September, outgoing international long distance (ILD) traffic decreased 34.1% compared with last year’s third quarter, totaling 324 million minutes. The decline reflected a decrease in traffic from mobile operators and the slowdown of economic activity in the country. Incoming international long distance traffic decreased 11.3% compared with the same period of the previous year, totaling 1.567 billion minutes.  The incoming-outgoing ratio was 4.8x.

 Interconnection

In the third quarter, interconnection traffic totaled 11.137 billion minutes, 4.8% lower than the same quarter of 2008, mainly due to the decrease of 12.7% in calling party pays traffic. Interconnection traffic with local, long distance and cellular telephony operators decreased 2.4%.

 Internet access

During the third quarter, TELMEX maintained its commitment to promote penetration of broadband services to enhance the deployment of digital culture and technological development in Mexico.  In the quarter there was a gain of 403 thousand Infinitum (ADSL) broadband services, bringing the total to 6.3 million customers, an increase of 44.5% compared with the number of customers in September 2008.

 Broadband growth has been driven by installment sales of more than 2.3 million computers since 1999. The lack of computers in Mexican homes is the main limitation for higher broadband growth. In order to increase computer penetration, in July we launched a laptop offering of well recognized brands, with payments starting at 100 pesos per month (VAT included), installments up to 48 months, and a down payment depending on the customer’s PC choice.

 The increase in broadband services has been driven by our multi-service packages, which offer broadband access and various voice services and provide discounts of up to 42%.  In the quarter, we launched the “Mi Negocio” (My business) package, a product for micro and small businesses, which for 549 pesos per month (VAT included) includes monthly line rent, broadband Infinitum (ADSL) service of up to 1Mbps of speed, 125 local calls, 50 DLD minutes and digital services.

Financial Results

The following financial information for 2009 and 2008 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

 Revenues:  In the third quarter, revenues totaled 29.544 billion pesos, a decrease of 5.0% compared with the same period of the previous year, as a result of increases of 18.0% in Internet access revenues and 13.4% in corporate networks revenues, as well as decreases of 7.5% in local service revenues, 15.2% in long distance revenues and 12.8% in interconnection revenues.

  Local:  Local service revenues totaled 11.250 billion pesos in the third quarter, a decrease of 7.5% compared with the same quarter of 2008, due to decreases of 6.1% in revenue per local billed call and 6.4% in local traffic volume.

  DLD:  In the quarter, DLD revenues totaled 3.568 billion pesos, 7.4% lower than the third quarter of 2008, because the 1.8% increase in traffic did not offset the 9.0% decline in average revenue per minute. The results reflected increased penetration of multi-service packages that include long distance service, which incentivizes traffic but reduces average revenue per minute.

  ILD:  From July to September, ILD revenues totaled 1.556 billion pesos, a decrease of 28.9% compared with the same period of the previous year. Contributing factors included the 8.3% increase in average revenue per minute and the 34.1% decrease in outgoing traffic reflecting, among other things, the decrease in the country’s economic activity.. Incoming international long distance traffic revenues totaled 567 million pesos, a decrease of 29.2% compared with the third quarter of the previous year, due to the decline of 20.1% in average revenue per minute and the decrease of 11.3% in incoming traffic.

  Interconnection: In the quarter, interconnection revenues decreased 12.8% to 4.201 billion pesos compared with the third quarter of 2008, due to the 12.7% decline in calling party pays services and the decrease of 4.9% in average revenue of these services.

  Corporate Networks: Due to the increase in services from VPN (Virtual Private Networks) and the integration of value-added services to our portfolio of products and services for the corporate market, the corresponding revenues increased 13.4% compared with the same period of the previous year, totaling 3.483 billion pesos.

  Internet access: Revenues from Internet access in the third quarter totaled 4.046 billion pesos, 18.0% higher than last year’s third quarter due to the increase of 40.1% in Internet access services, offset by lower average unit revenue for broadband Infinitum services.

Costs and expenses: In the third quarter, total costs and expenses were 21.066 billion pesos, similar to the same period of 2008, mainly due to the initiatives that were carried out to optimize resource use. Other factors included lower interconnection costs resulting from the decrease of 9.9% in the calling party pays rate, partially offset by higher commissions related to growth in broadband services, charges related to labor costs and a higher reserve for uncollectables.

•     Cost of sales and services: In the third quarter, cost of sales and services increased 2.9% compared with the same period of 2008, totaling 8.337 billion pesos, due to higher costs related to services for corporate customers, computer sales and charges related to labor costs.

  Commercial, administrative and general: In the third quarter, commercial, administrative and general expenses totaled 5.311 billion pesos, 7.7% higher than last year’s third quarter, mainly due to higher commissions related to growth in broadband services and an increase in the reserve for uncollectables.

  Interconnection: Interconnection costs totaled 2.937 billion pesos, a decrease of 20.5% compared with the third quarter of 2008 due to the 9.9% decrease in the amount paid to cellular telephony operators for calling party pays services and the decrease of 12.7% in calling party pays traffic.

  Depreciation and amortization: In the third quarter, depreciation and amortization increased 1.5% compared with the same period of 2008, to 4.481 billion pesos.

 EBITDA (1) and operating income: EBITDA (1) totaled 12.959 billion pesos in the third quarter, a decrease of 9.8% compared with the same period of last year. The EBITDA margin was 43.9%. Operating income totaled 8.478 billion pesos in the third quarter and the operating margin was 28.7%.

 Financing cost: In the third quarter, financing cost produced a charge of 1.289 billion pesos. This resulted from: i) a net interest charge of 1.231 billion pesos, which includes the recognition of the market value of interest rate swaps, partially offset by the decrease in interest paid due to lower debt and ii) a net exchange loss of 58 million pesos from the third-quarter exchange rate depreciation of 0.3019 pesos per dollar and 4.586 billion dollars in dollar-peso hedges.

 Net income: In the third quarter, net income totaled 4.791 billion pesos, 11.9% lower than the same period of the previous year. Earnings per share were 26 Mexican cents, 10.3% lower than the same quarter of 2008, and earnings per ADR (2) were 39 US cents, a decrease of 30.4% compared with the same period of last year.

 Investments and other uses of cash:  In the third quarter, capital expenditures (Capex) were the equivalent of 147 million dollars and for the nine months, Capex was the equivalent of 537 million dollars, of which 71.5% was used for projects in the data, connectivity and transmission platforms and the rest for other projects providing operational support.

 Additionally, based on actuarial estimates, a contribution of 5.6 billion pesos was made to the pension fund in the third quarter.

 Debt: Total debt at September 30, 2009 was the equivalent of 7.063 billion dollars, of which 75.5% is long-term, 49.8% has fixed rates considering interest rate swaps, and 68.9% is in foreign currency, equivalent to 4.864 billion dollars. To minimize risks from variations in the exchange rate, at the end of September we had dollar-peso hedges for 4.586 billion dollars. Total net debt (3) decreased during the last twelve months the equivalent of 1.122 billion dollars, bringing the total to 6.484 billion dollars.

 On August 17, 2009, TELMEX prepaid 1.3 billion dollars associated with tranche A of the syndicated loan entered into on August 11, 2006.   The original maturity was scheduled for October 20, 2009.

 Repurchase of shares: During the third quarter, the company used 1.355 billion pesos to repurchase 119 million 416 thousand of its own shares.

 On October 7, 2009, COFECO (Comisión Federal de Competencia) Mexico’s Antitrust Commission, notified TELMEX of a resolution in which it declares the company has substantial power in wholesale markets in origination of public switched voice traffic through public telecommunications networks which provide local fixed service that are rendered to concessionaries of public telecommunications networks who are authorized to offer long distance services.

 TELMEX, as the case may be, will act on its rights to a review process as provided in the Federal Economic Competition Law (Ley Federal de Competencia Económica) in the time frame and under the conditions set by law. The resolutions put forth by COFECO will not take effect while that process is under way. TELMEX believes that its arguments are well founded; nevertheless, there is no certainty of the outcome in this matter.

Relevant Figures
( In millions of Mexican pesos, unless otherwise indicated)
					%					%
		3Q2009		3Q2008	Inc.		9 months 09		9 months 08	Inc.
Revenues	P.	29,544	P.	31,091	(5.0)	P.	89,353	P.	93,138	(4.1)
EBITDA (1)		12,959		14,364	(9.8)		40,074		43,940	(8.8)
EBITDA margin (%)		43.9		46.2	(2.3)		44.8		47.2	(2.4)
Operating income		8,478		9,949	(14.8)		26,589		30,491	(12.8)
Operating margin (%)		28.7		32.0	(3.3)		29.8		32.7	(2.9)
Net income		4,791		5,438	(11.9)		15,474		17,199	(10.0)
Earnings per share (pesos)		0.26		0.29	(10.3)		0.84		0.91	(7.7)
Earnings per ADR (dollars) (2)		0.39		0.56	(30.4)		1.22		1.73	(29.5)
Weighted average of outstanding shares (millions)		18,435		19,002	(3.0)		18,435		19,002	(3.0)
Equivalent ADRs (millions) (2)		922		950	(3.0)		922		950	(3.0)
(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor
Relations section where you will find the reconciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.

Income Statements
[ In millions of Mexican pesos ]
					%					%
		3Q2009		3Q2008	Inc.		9 months 09		9 months 08	Inc.
Revenues
Local	P.	11,250	P.	12,159	(7.5)	P.	34,228	P.	37,179	(7.9)
Domestic long distance		3,568		3,853	(7.4)		10,845		12,172	(10.9)
International long distance		1,556		2,187	(28.9)		5,226		6,386	(18.2)
Interconnection		4,201		4,819	(12.8)		12,599		14,384	(12.4)
Corporate networks		3,483		3,072	13.4		10,096		8,931	13.0
Internet access		4,046		3,428	18.0		11,906		9,539	24.8
Other		1,440		1,573	(8.5)		4,453		4,547	(2.1)
Total		29,544		31,091	(5.0)		89,353		93,138	(4.1)
Costs and Expenses
Cost of sales and services		8,337		8,101	2.9		24,869		23,881	4.1
Commercial, administrative and general		5,311		4,931	7.7		15,497		14,635	5.9
Interconnection		2,937		3,695	(20.5)		8,913		10,682	(16.6)
Depreciation and amortization		4,481		4,415	1.5		13,485		13,449	0.3
Total		21,066		21,142	(0.4)		62,764		62,647	0.2
Operating income		8,478		9,949	(14.8)		26,589		30,491	(12.8)
Other expenses, net		355		8	*		1,213		892	36.0
Financing cost
Interest, net		1,231		1,938	(36.5)		4,135		4,568	(9.5)
Exchange loss (gain), net		58		321	(81.9)		(1,041)		856	NA
Total		1,289		2,259	(42.9)		3,094		5,424	(43.0)
Equity interest in net income of affiliates		83		47	76.6		163		69	136.2
Income before income tax		6,917		7,729	(10.5)		22,445		24,244	(7.4)
Income tax		2,126		2,292	(7.2)		6,970		7,047	(1.1)
Income before noncontrolling interest		4,791		5,437	(11.9)		15,475		17,197	(10.0)
Noncontrolling interest in net loss (income)		0		1	(100.0)		(1)		2	(150.0)
Net income	P.	4,791	P.	5,438	(11.9)	P.	15,474	P.	17,199	(10.0)
EBITDA (1)	P.	12,959	P.	14,364	(9.8)	P.	40,074	P.	43,940	(8.8)
EBITDA margin (%)		43.9		46.2	(2.3)		44.8		47.2	(2.4)
Operating margin (%)		28.7		32.0	(3.3)		29.8		32.7	(2.9)
Exchange rate at September 30, 2009: 13.5042 pesos per dollar.
NA not applicable.
(*) higher than 1000%

Balance Sheets
[ In millions of Mexican pesos ]
		September 30,		September 30,
		2009		2008
Assets
Cash and cash equivalents	P.	7,827	P.	15,523
Other current assets		41,006		28,236
Plant, property and equipment, net		107,217		113,436
Other assets		5,974		6,398
Net projected asset		17,301		12,288
Total assets	P.	179,325	P.	175,881

Liabilities and stockholders’ equity
Current portion of long-term debt	P.	23,346	P.	12,981
Other current liabilities		19,833		18,181
Long-term debt		72,039		84,633
Labor obligations		4,389		5,358
Deferred taxes		15,417		16,150
Deferred credits		361		428
Total liabilities		135,385		137,731
Stockholders’ equity		43,940		38,150
Total liabilities and stockholders’ equity	P.	179,325	P.	175,881

Exchange rate at September 30, 2009: 13.5042 pesos per dollar.

Operating Results

						% Inc. vs.
	3Q 2009	2Q 2009	1Q 2009	4Q 2008	3Q 2008	3Q 2008

Internet (thousands)	6,446	6,059	5,699	5,217	4,600	40.1
Prodigy (Dial-up)	143	159	177	207	238	(39.9)
Infinitum (ADSL)	6,303	5,900	5,522	5,010	4,362	44.5

Lines in service (thousand units)	17,346	17,415	17,514	17,589	17,673	(1.8)

Local traffic (million units)
Local calls	5,333	5,257	5,245	5,419	5,699	(6.4)
Interconnection minutes (A) (B)	11,137	10,882	10,670	11,453	11,704	(4.8)

Long distance traffic (million minutes)
Domestic long distance (A)	5,033	5,055	4,939	4,920	4,946	1.8
International long distance
(incoming and outgoing) (B)	1,891	1,726	1,841	2,192	2,260	(16.3)

(A) Includes domestic long distance calling party pays traffic.

(B) Includes international long distance calling party pays traffic.

Mexico Local and Long Distance Accounting Separation
Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the third quarter of 2009 and 2008.

Mexico Local Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		3Q2009		3Q2008	Inc.		9 months 09		9 months 08	Inc.
Revenues
Access, rent and measured service	P.	11,144	P.	12,032	(7.4)	P.	33,917	P.	36,670	(7.5)
LADA interconnection		1,289		1,012	27.4		3,910		2,895	35.1
Interconnection with operators		440		376	17.0		1,377		1,123	22.6
Interconnection with cellular operators		2,827		3,126	(9.6)		8,436		9,375	(10.0)
Other		3,660		3,983	(8.1)		11,046		11,402	(3.1)
Total		19,360		20,529	(5.7)		58,686		61,465	(4.5)

Costs and expenses
Cost of sales and services		5,855		5,895	(0.7)		17,953		17,253	4.1
Commercial, administrative and general		4,648		4,810	(3.4)		13,547		13,665	(0.9)
Interconnection		1,835		2,204	(16.7)		5,518		6,561	(15.9)
Depreciation and amortization		2,447		2,787	(12.2)		7,406		8,520	(13.1)
Total		14,785		15,696	(5.8)		44,424		45,999	(3.4)

Operating income	P.	4,575	P.	4,833	(5.3)	P.	14,262	P.	15,466	(7.8)

EBITDA (1)	P.	7,022	P.	7,620	(7.8)	P.	21,668	P.	23,986	(9.7)

EBITDA margin (%)		36.3		37.1	(0.8)		36.9		39.0	(2.1)
Operating margin (%)		23.6		23.5	0.1		24.3		25.2	(0.9)

Mexico Long Distance Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		3Q2009		3Q2008	Inc.		9 months 09		9 months 08	Inc.
Revenues
Domestic long distance	P.	4,096	P.	4,485	(8.7)	P.	12,435	P.	14,155	(12.2)
International long distance		1,494		2,294	(34.9)		4,887		6,599	(25.9)
Total		5,590		6,779	(17.5)		17,322		20,754	(16.5)

Costs and expenses
Cost of sales and services		1,168		1,204	(3.0)		3,908		3,926	(0.5)
Commercial, administrative and general		1,541		1,628	(5.3)		4,199		4,363	(3.8)
Interconnection to the local network		1,858		2,046	(9.2)		5,681		5,799	(2.0)
Depreciation and amortization		430		546	(21.2)		1,357		1,658	(18.2)
Total		4,997		5,424	(7.9)		15,145		15,746	(3.8)

Operating income	P.	593	P.	1,355	(56.2)	P.	2,177	P.	5,008	(56.5)

EBITDA (1)	P.	1,023	P.	1,901	(46.2)	P.	3,534	P.	6,666	(47.0)

EBITDA margin (%)		18.3		28.0	(9.7)		20.4		32.1	(11.7)
Operating margin (%)		10.6		20.0	(9.4)		12.6		24.1	(11.5)

Statement of cash flows
[ In millions of Mexican pesos )
		Nine months
		ended
		September 30, 2009
Operating activities
Income before income tax:	P.	22,445
Depreciation and amortization		13,481
Accrued interest expense		4,696
Other items not requiring the use of cash		4,864
Total		45,486

Cash flows used in operating activities		(14,511)
Net cash flows provided by operating activities		30,975

Investing activities
Acquisition of plant, property and equipment		(8,894)
Other investments		706
Net cash flows used in investing activities		(8,188)

Cash surplus to be applied to financing activities		22,787

Financing activities
New loans		10,667
Repayment of loans		(21,380)
Acquisition of own shares		(3,050)
Dividends paid		(5,942)
Interest paid		(3,481)
Derivative financial instruments		2,089
Net cash flows used in financing activities		(21,097)

Net increase in cash and cash equivalents		1,690
Cash and cash equivalents at begining of period		6,137
Cash and cash equivalents at end of period	P.	7,827

Financial Statements Mexico
Income Statements of Communities with and without Presence
of the Competition at September 30, 2009.
[ In millions of Mexican pesos )

		Communities		Communities
		with presence of		without presence of
		competition *		competition *		Total
Revenues
Local	P.	23,095	P.	11,133	P.	34,228
Domestic long distance		10,244		601		10,845
International long distance		4,496		730		5,226
Interconnection		11,561		1,038		12,599
Corporate networks		10,096		0		10,096
Internet access		11,606		300		11,906
Other		4,334		119		4,453
Total revenues		75,432		13,921		89,353

Costs and expenses
Operating costs and expenses		28,626		11,740		40,366
Interconnection		8,040		873		8,913
Depreciation and amortization		9,438		4,047		13,485
Total		46,104		16,660		62,764

Operating income	P.	29,328	P.	(2,739)	P.	26,589

EBITDA (1)	P.	38,766	P.	1,308	P.	40,074

EBITDA margin (%)		51.4		9.4		44.8
Operating margin (%)		38.9		(19.7)		29.8

* Figures are estimated.

_____________________________________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2009.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - HIGHLIGHTS THIRD QUARTER 2009.